UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2006
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-07885	                                  12/31/04

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Quantitative Master Series Trust
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4. Address of principal executive office (number,street,city,state,zip code):

800 Scudders Mill Road
Plainsboro, NJ 08536

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT








Report of Independent Registered Public Accounting Firm


To the Board of Trustees of the Quantitative Master Series Trust:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series (collectively the "Series" and each a "Series") of Quantitative Master Series Trust (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2004, November 30, 2004 and December 31, 2004. Management of the Trust is responsible for the Series' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Series' compliance based on our examinations.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Series' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2004, November 30, 2004 and December 31, 2004, and with respect to agreement of security purchases and sales, for the period December 31, 2003 (the date of our last examination), through December 31, 2004:

1. Confirmation of all securities held by Depository Trust Company in book entry form and JPMorgan Chase Bank;

2. Confirmation of all securities hypothecated, pledged, placed in escrow, out for transfer, or out on loan with brokers, pledgees, and/or transfer agents;

3. Reconciliation of all such securities to the books and records of each Series and the custodian;

4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian; and

5. Agreement of fifteen security purchases and fifteen security sales or maturities since our last report from the books and records of each Series to broker confirmations.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Series' compliance with specified requirements.

In our opinion, management's assertion that Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series of Quantitative Master Series Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2004, November 30, 2004 and December 31, 2004 with respect to securities reflected in the Series' investment accounts of the Series are fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Trustees of Quantitative Master Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/  Deloitte & Touche LLP

Princeton, New Jersey
January 17, 2006








Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Quantitative Master Series Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule
17f-2 for Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series of Quantitative Master Series
Trust as of July 31, 2004, November 30, 2004, and December 31. 2004 and from December 31, 2003 (last examination date) through December 31, 2004.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2004, November 30, 2004 and December 31, 2004 and from December 31, 2003 (last examination date) through December 31, 2004, with respect to securities reflected in the investment accounts of Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series of Quantitative Master Series Trust.

Quantitative Master Series Trust

By:

/s/ Donald C. Burke
Vice President and Treasurer